UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                For the date of 4th December, 2002

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






For Immediate Release                                          4th December 2002

                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") is issuing the following update on trading prior to its year end close period.

Performance in 2002 has been underpinned by the strength of our retail and commercial banking franchises, particularly in Ireland and the United Kingdom, together with our other high quality relationship businesses. We continue to invest in developing our capability to provide our customers with a superior and distinctive suite of products and services, delivered through the customers' preferred channel. Our income continues to grow at a rate in excess of our costs which reflects our clear focus on building proactive customer relationships.

This year, we continue to target mid-single digit growth in adjusted earnings per share, subject to any change since 30 June in the embedded value of Ark Life as a result of the performance of equity markets in the six months to 31 December, and excluding a restructuring charge of approximately $35 million at Allfirst. (At our interim results presentation, we referred to a recovery plan for Allfirst which would include restructuring initiatives. An early retirement programme was announced during August and the restructuring charge relates to the accrued retirement liability for those employees who have accepted the invitation to participate).

A key event in the second half of this year was the announcement of the proposed merger of Allfirst Financial Inc. with M&T Bank, thereby creating one of the twenty largest US banking companies. We believe that our partnership with M&T will reposition and strengthen our involvement in U.S regional banking. Regulatory and shareholder approvals are currently being sought and assuming approval is obtained we expect to complete the proposed merger during the first quarter of 2003.


Republic of Ireland Division

Performance in our domestic retail and commercial banking franchise continues to be a key driver of Group earnings. Revenue growth is being generated by satisfying an increasing proportion of our customers' needs. The business pipeline remains strong and we expect overall loan growth of about 16% this year. Our home mortgage activity remains buoyant, we continue to gain market share and loan growth will be about 25%. Our other retail and commercial loan portfolios are also increasing strongly and we expect growth to be around 13% for the year. Deposits in our Republic of Ireland Division will increase by between 8 - 9%. Customer demand for equity linked savings has been materially reduced by adverse market conditions and this will affect Ark Life revenues this year. We are aligning Ark Life more closely with our distribution channels to ensure we maximise the significant potential in the savings and investment market.

The slower growth in global economies is also being experienced in Ireland where we expect GDP growth of approximately 3% in 2002. There are challenges to the competitiveness of the Irish economy which must be carefully managed to ensure that Ireland continues to realise its potential to achieve sustainable growth of 3-4% per annum.


Great Britain and Northern Ireland Division

The distinctive customer proposition that we offer business banking customers in Great Britain is evidenced by the recent announcement by the Forum of Private Business that, following their independent survey and for the fifth consecutive time, we have been awarded the accolade of Best Business Bank. We continue to build the strength of this franchise, leveraging our relationship management skills to both deepen and extend our share of chosen market sectors. Our previously stated intention to double our capability over the next three years remains a priority. Strong loan and deposit growth is being generated. In Northern Ireland, commercial and retail lending is growing ahead of expectations and we continue to invest in the further development of our service delivery channels. Overall, we expect 17 - 18% growth in loans in Great Britain & Northern Ireland with deposits increasing in the 13 - 15% range.

U.S.A. Division

2002 has been a difficult year for Allfirst. We are now managing the transition of the business into the proposed merger with M&T. Average core deposits have remained stable and we are achieving growth in our retail loan portfolios. However, commercial and corporate loan volumes are down and together with the continued reduction in our run-off portfolios the effect is likely to be an overall reduction of 4 - 5% in loan volumes for the year.

A restructuring of the investment securities portfolio is now almost complete. The purpose of the restructuring is to reduce the potential volatility of the portfolio by replacing long dated securities with shorter dated issues and by reducing the overall portfolio by approximately $1 billion. The expected gains, net of loss of yield in the final quarter of 2001, are estimated to be $71 million. However, the current lack of business momentum will partly offset this earnings benefit.

Our separate Allied Irish America franchise, focused on the not for profit sector, continues to enjoy a year of further growth.


Capital Markets Division

In common with our other divisions, performance is being underpinned in difficult and volatile markets by the consistent and dependable revenues generated from its relationship customer base. Corporate Banking fees are growing strongly. Overall percentage loan growth is expected to be about mid single digit, reflecting a combination of good growth in our U.K. and international mid-market corporate business and subdued growth in Ireland due to reduced customer demand. Our interest rate management activities continue to perform strongly, although the impact of continuing uncertainty in financial markets will adversely affect revenues from asset management and the mark to market elements of our trading activity.


Poland Division

The substantial investment programme in our branch banking and service delivery channels is on schedule and near completion. Loan growth of 7 - 9% is expected. While deposits are expected to decrease by around 3% in line with the overall market, we have seen strong growth in non interest income which includes significantly increased sales of mutual funds products. The prevailing economic conditions remain difficult but we do not expect any further material impairment of the loan book. Loan loss provisions will be lower than 2001 on an underlying basis. Our carefully developed franchise is positioned to generate strong and sustainable earnings growth.


Non Interest Income

In the divisional analysis, we have commented on trends in component features of non-interest income. At overall Group level we expect an increase of about 6% this year.


Costs

Productivity remains a priority with cost growth expected to be managed in mid single digits. We continue to target an underlying reduction in cost / income ratios for all Divisions in 2002.


Asset Quality

Asset quality remains satisfactory overall and non-performing loans as a percentage of average loans are not significantly increasing. The quality in our retail and commercial banking franchises is robust. We are especially vigilant in monitoring our credit exposures in corporate markets, where we have seen some deterioration. The current unpredictability in corporate markets makes forecasting difficult. However, at this point in time, we expect the provision charge for the year to be broadly similar to the first half at 37 basis points as a percentage of average loans. Provision coverage remains good with a strong level of general provisions.


Margins

Some attrition due to the product mix and the effect of low interest rates on deposit margins is being broadly offset by good interest rate management. We expect the Group net interest margin for the year to be around 3%.

Corporate Governance and Risk Framework

We have had a major focus throughout the year on implementing the actions decided upon by our Board following the Allfirst fraud. The assessments by external consultants of our risk and governance organisation have been concluded. Their recommendations are guiding our work programme, on which we are making good progress. Implementation of these recommendations underpins our commitment to validate that our practices and policies meet the highest expectations of our shareholders and regulators and also form an integral part of our preparations for the requirements of Basle II. Board and Audit Committee linkages have been strengthened and we have deepened our management capability through the recently announced appointments of a new Group Chief Risk Officer and a new Head of Group Internal Audit.



Group results for the year ended 31st December 2002 will be announced on 19th February 2003.


                                     -ENDS-


For further information please contact:

Alan Kelly                                        Catherine Burke
Head of Group Investor Relations                  Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Ballsbridge                                       Ballsbridge
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894




    Key Points

  * Mid-single digit growth in adjusted earnings per share expected*.
  * Income continuing to grow at a rate in excess of our costs.
  * Strong loan growth continuing in Ireland and Great Britain.
  * Non interest income at overall Group level will be similar to that achieved in 2001.

  * Cost growth expected to be managed in mid single digits.
  * Asset quality remains satisfactory with no significant increase in non-performing loans as a percentage of average loans.
  * Group net interest margin for the year expected to be around 3%.


* subject to the embedded value impact on Ark Life in the second half of the year, as a result of the performance of equity markets in the same period, and excluding a restructuring charge of approximately $35 million at Allfirst.



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ALLIED IRISH BANKS, p.l.c.
                                                  (Registrant)




Date  4th December, 2002                      By: ___________________
                                                  Gary Kennedy
                                                  Group Director, Finance,
                                                  Risk and Enterprise
                                                  Technology
                                                  Allied Irish Banks, p.l.c.